NEWS RELEASE

December 5, 2006

Trading Symbol: TSX: RNG

Amex: RNO

Rio Narcea Approves Aggressive

Exploration Program for its Nickel and Gold Properties

(Over $8 Million to be spent on further drilling in 2007)

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced that the Board of Directors approved a significant exploration program for its nickel properties in southern Spain and its gold concessions in Mauritania, West Africa.

The $8.1 million exploration program, to be completed during 2007, will comprise a total of 37,500m of drilling, including 18,000m of exploration drilling and 4,000m of infill drilling in and around the Tasiast gold mine in Mauritania, 10,500m of exploration drilling around the Aguablanca nickel mine in Spain, and 5,000m on identified nickel anomalies within the Ossa Morena region.

The Tasiast gold mine is located within a 60km belt situated on one of Africa’s least explored Archean greenstone belts.  Very little exploration has been conducted around the known Tasiast deposit and the program will therefore concentrate on follow-up drilling of several extensive soil gold anomalies that have been identified in the proximity of Tasiast, which remains open at depth and along strike.

The nickel exploration program to be conducted within the Company’s 3,800 km2 land position in southern Spain, will concentrate primarily on discoveries around the Aguablanca mine, where nickel-copper sulfide mineralization has been identified under the Aguablanca pit and along strike in relationship to a major east-west trending structure that is interpreted to be the main structural control for the known orebodies.  In addition, work will continue on the rest of the land position, including the drilling of several coincident nickel-copper anomalies located within a 70km distance of the Aguablanca mine.

“The Board is optimistic that this exploration program, financed by the strong cash flow generated by Aguablanca, will contribute to the expansion of nickel and gold resources around our existing operations,” said Chris von Christierson, Chairman and CEO of Rio Narcea.  “The dedication of these funds comes at a most opportune time, with both gold and nickel markets looking particularly strong.”

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for for the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.  The Company also has a strategic interest in Chariot Resources, which provides exposure to the significant potential of the Marconi Copper Project in southern Peru.

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Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: (+44) 207 629 2252
E-Mail: cvc@sprospecting.com

Alberto Lavandeira
President

Tel: (+34) 98 573 3300
E-Mail: aala@rngm.es

Luis Pevida

Acting V-P Exploration

Tel: (+34) 98 573 3300

E-Mail: lrp@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

E-Mail: michelleroth@rothir.com

Web Site: www.rionarcea.com

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